GOGO BABY, INC.
                           5745 Kearny Villa Road #102
                                  San Diego CA
                                  619 247 9630


May 6, 2015

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE                                           Via Electronic Filing
Washington, D.C. 20549                                             on EDGAR only


Re: Gogo Baby, Inc.
    Registration Statement on Form S-1
    File No. 333-198772

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gogo Baby, Inc. (the "Company") hereby requests that the above-captioned registration statement be ordered effective at 3:00 P.M. (Eastern), Friday, May 8, 2015, or as soon as practicable thereafter. The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     * the action of the Commissioner the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions or comments or desire any additional information, please telephone the Company's counsel, Karen Batcher, at (619) 475-7882.

Regards,


/s/ Malcolm Hargrave
--------------------------------
Malcolm Hargrave, President